Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 10, 2021

Relating to Preliminary Prospectus Supplement dated August 10, 2021 and

Prospectus dated July 9, 2020

Registration No. 333-239775

Owl Rock Capital Corporation

$400,000,000

2.875% Notes due 2028

PRICING TERM SHEET

August 10, 2021

The following sets forth the final terms of the 2.875% Notes due 2028 and should only be read together with the preliminary prospectus supplement dated August 10, 2021, together with the accompanying prospectus dated July 9, 2020 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Owl Rock Capital Corporation
Debt Ticker:	ORCC
Security:	2.875% Notes due 2028
Trade Date:	August 10, 2021
Settlement Date**:	August 17, 2021 (T+5)
Aggregate Principal Amount Offered:	$400,000,000
Maturity Date:	June 11, 2028, unless earlier repurchased or redeemed
Benchmark Treasury:	1.000% due July 31, 2028
Benchmark Treasury Price and Yield:	99-06 / 1.121%
Spread to Benchmark Treasury:	+177 basis points
Yield to Maturity:	2.891%
Price to Public (Issue Price):	The Notes will be issued at a price of 99.899% of their principal amount, plus accrued interest, if any, from June 11, 2021 up to, but not including, the date of delivery.
Aggregate Accrued Interest:	$2,108,333.33 of accrued interest from June 11, 2021 up to, but not including, the date of delivery
Coupon (Interest Rate):	2.875%

Interest Payment Dates:	June 11 and December 11, commencing December 11, 2021
Make-Whole Redemption:	Equal to the greater of the following amounts:
• 100% of the principal amount of the Notes to be redeemed, or
• the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 30 basis points; provided, however, that if Owl Rock Capital Corporation redeems any Notes on or after April 11, 2028 (the date falling two months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption.
Use of Proceeds:	To pay down existing indebtedness under the SPV Asset Facility III, which matures on December 14, 2023, and the SPV Asset Facility IV, which matures on April 1, 2030. Amounts drawn under the SPV Asset Facility III currently bear interest at a weighted average interest rate of 2.3% and amounts drawn under the SPV Asset Facility IV currently bear interest at a weighted average interest rate of 2.3%.
CUSIP:	69121K AG9
ISIN:	US69121KAG94
Joint Book-Running Managers:

BofA Securities, Inc.

ING Financial Markets LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

SG Americas Securities, LLC

Co-Managers:

Compass Point Research & Trading, LLC

ICBC Standard Bank Plc***

JMP Securities LLC

Keefe, Bruyette & Woods, Inc.

Ladenburg Thalmann & Co. Inc.

Oppenheimer & Co. Inc.

PNC Capital Markets LLC

Raymond James & Associates, Inc.

R. Seelaus & Co., LLC

Seaport Global Securities LLC

Wells Fargo Securities, LLC****

** Owl Rock Capital Corporation expects that delivery of the Notes will be made to investors on or about August 17, 2021. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to two business days before the Settlement Date will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to two business days before the Settlement Date should consult their own advisor.

*** ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

**** Wells Fargo Securities, LLC, an affiliate of the trustee, is one of the underwriters for this offering.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Owl Rock Capital Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein contain this and other information about Owl Rock Capital Corporation and should be read carefully before investing.

The issuer has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from BofA Securities, Inc. by calling 1-800-294-1322, or by email dg.prospectus requests@bofa.com.